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                      March 21, 2022

       Chaya Hendrick
       Chief Executive Officer
       SmartMetric, Inc.
       3960 Howard Hughes Parkway, Suite 500
       Las Vegas, NV 89109

                                                        Re: SmartMetric, Inc.
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2021
                                                            File No. 000-54853

       Dear Ms. Hendrick:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Manufacturing